UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

REACHLOCAL, INC.

(Name of Subject Company (Issuer))

RAPTOR MERGER SUB, INC.

a wholly owned subsidiary of

Gannett Co., Inc.

(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $0.00001 PER SHARE

(Title of Class of Securities)

75525F104

(CUSIP Number of Class of Securities)

Barbara W. Wall

Senior Vice President, Chief Legal Officer

Gannett Co., Inc.

7950 Jones Branch Drive

McLean, Virginia

(703) 854-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Katherine D. Ashley

Skadden, Arps, Slate, Meagher & Flom LLP

1440 New York Avenue, N.W.

Washington, DC 20005

(202) 371-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$150,230,363.00	$15,128.20

(1)

Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (i) 30,096,787 outstanding shares of common stock, par value $0.00001 per share (the “Shares”) of ReachLocal, Inc. (“ReachLocal”), multiplied by the offer price of $4.60 per Share, (ii) 2,211,183 Shares issuable upon exercise of outstanding in-the-money options multiplied by the offer price of $4.60 per Share, (iii) 184,500 Shares estimated to be issuable upon settlement of outstanding restricted stock units multiplied by the offer price of $4.60 per Share and (iv) 300,000 Shares underlying the Company Warrant (as defined in the Offer to Purchase) multiplied by $2.55. The calculation of the filing fee is based on information provided by ReachLocal as of June 20, 2016, the most recent practicable date.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, by multiplying the transaction value by .0001007.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid: $15,128.20	Filing Party: Gannett Co., Inc. and Raptor Merger Sub, Inc.
	Form or Registration No.: Schedule TO-T	Date Filed: July 11, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed by Gannett Co., Inc., a Delaware corporation (“Gannett”), and Raptor Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Gannett (the “Purchaser”), with the U.S. Securities and Exchange Commission on July 11, 2016 (together with any amendments or supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, $0.00001 par value per share (“Shares”), of ReachLocal, Inc., a Delaware corporation (“ReachLocal” or the “Company”), at a price of $4.60 per Share, net to the holder in cash (less any required withholding taxes and without interest), subject to the terms and the conditions described in the Offer to Purchase dated July 11, 2016 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment No. 1 is being filed by Gannett and the Purchaser.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to items amended by this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule TO.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below.

Section 16 of the Offer to Purchase—“Certain Legal Matters; Regulatory Approvals; Appraisal Rights.”—is hereby amended and supplemented by deleting the sentence under the subsection titled “Legal Proceedings Relating to the Tender Offer.” and replacing it with the disclosure set forth below:

“On July 15, 2016, a putative class action lawsuit challenging the Merger was filed in the Superior Court of the State of California, County of Los Angeles. This lawsuit, Miranda v. ReachLocal, Inc., et al (Case No. BC 627246), names as defendants the Company, individual members of the Company Board, Gannett and the Purchaser. The complaint alleges breaches of fiduciary duty by the individual members of the Company Board in connection with the Merger Agreement by allegedly accepting an inadequate offer price and allegedly agreeing to unreasonable deal protection provisions, among other actions. The complaint further alleges that the Company, Gannett and the Purchaser aided and abetted the purported breaches of fiduciary duty. The plaintiffs generally seek equitable and injunctive relief, including an order enjoining the defendants from completing the proposed Merger, rescission of any consummated transaction, unspecified amounts in damages and attorneys’ fees. The Company believes this lawsuit is wholly without merit and intends to vigorously defend against it.”

Section 16 of the Offer to Purchase is further hereby amended and supplemented by inserting a new paragraph reading as follows after the last paragraph in the subsection titled “Antitrust.”:

“On July 19, 2016, the FTC granted early termination of the waiting period applicable to the Offer under the HSR Act. Accordingly, the condition of the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 20, 2016

RAPTOR MERGER SUB, INC.

By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Vice President

GANNETT CO., INC.

By:	/s/ Barbara W. Wall
	Name:	Barbara W. Wall
	Title:	Senior Vice President and Chief Legal Officer